SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Further information on the Company’s website at www.braskem.com.br or by contacting the IR Team:

José Marcos Treiger
Investor Relations Oficcer
Tel: +5511 3443-9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel. +5511 3443-9744 luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Tel. +5511 3443-9178 luciana.ferreira@braskem.com.br

BRASKEM ANNOUNCES GLOBAL PARTNERSHIP WITH SAP TO INCREASE COMPETITIVENESS

New integrated management system, a part of the “Braskem Formula” program, will incorporate the best practices in the international petrochemical industry and the most recent technological developments available on the marketplace

São Paulo, Brazil, September 26, 2005 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin American and one of the three largest Brazilian-owned private industrial companies, is launching a new program geared toward corporate competitiveness, the Braskem Formula, which will define the tools and methodologies that will guide the Company´s platform for growth in the coming years. As a support for this ambitious project, Braskem has created a global partnership with SAP for the implementation of a new integrated management system, which will work as a structuring element in the Company’s internal processes. Approximately R$ 130 million will be invested in the project, with net present value of R$ 260 million. Braskem will have the support of Accenture for the implementation of its new management system, as it is expected to be operational by October 2006.

The Braskem Formula comes to join the , the operational excellence program, which has been successfully implemented by the Company since 2004 and aims at positioning Braskem among the most competitive petrochemical companies in the world by 2007. Together, these two programs will provide proper support to the expansion and future internationalization of the Company.

The decision to use SAP technology, announced as of today in the presence of SAP´s global operations CEO, Léo Apotheker, was made taking into consideration the global key partner status given to Braskem by SAP, which is the global leader in its industry. Under such status, Braskem will have access to the best practices used by the international petrochemical industry as far as management systems are concerned. “The association with SAP will provide Braskem with the necessary conditions of a global player, in line with our vision to become one of the best companies in the international petrochemical industry”, said José Carlos Grubisich, Braskem’s CEO.

According to Léo Apotheker, the project will encompass the most recent technological developments in management systems available to international companies. “Braskem will count on both the support of the best product available in the marketplace as well as on SAP’s global expertise in order to integrate and control all its processes from a single data and information base, allowing for a better assessment of the evolution of its business and more agility in the corporate decision-making process”, explains SAP’s CEO.

The development of a new integrated management system is in line with Braskem’s strategy for creating value to shareholders, as it will generate productivity and efficiency gains. Additionally, its implementation will facilitate the monitoring of Sarbanes-Oxley compliance rules put in place, which is consistent with Braskem’s commitment to transparency and corporate governance.

“The modernization of processes has its focus on a pivotal point of major concern to us: the satisfaction of Braskem’s customers as well as the improvement of competitiveness across the petrochemical and plastic chain as a whole”, explains Roberto Ramos, Corporate Competitiveness Vice President. “In the global petrochemical industry, we are the only company that is currently investing in such a differentiated system, which will represent a leap forward in terms of quality improvement in the Company’s results in line with its strategic planning”, he adds.

The details around the scope of the project involved active participation from all areas of Braskem throughout the last six months, which represents an important step toward the success of its implementation. During the first stage of this process, to be concluded by October 2006, approximately 110 employees of the company will be fully dedicated to the project. Then, the new tools will be made available to the whole team.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer